

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece




SEC MAIL PROCESSING
RECEIVED
SEP - 2 2003
WASH, D.C. 188 SECTION

F/DI: 374/28.8.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our first half 2003 results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer



Enclosure
- Press release – 1H 2003 results (IFRS)

Not for publication or distribution in the United States, Canada, Japan or Australia.

PRESS RELEASE

PPC continues its strong financial performance throughout 1H 2003:

- Revenues increased by 18.1% to Euro 1,916 million (10.7%, without Transmission Grid Revenues)
- Pre-tax Profits increased by 76.7% to Euro 283 million

Note: Based on Unaudited IFRS Financial Statements

1H2003 Highlights

- Total revenues increased by 18.1% to Euro 1,916 million, driven by an approximate 6.3% consumption growth, a 3.85% tariff increase effective as of July 2002 and 7.3% from Transmission Grid revenues (Euro 119 million). Revenues from the transmission grid are included for the first time in half year results.

- Total operating expenses (excluding depreciation) increased by 17.2% to Euro 1,328 million:
    - Total payroll costs increased by 11.4% to Euro 562 million. Payroll costs are inclusive of a Euro 28.5 million bonus to employees as approved by the AGM in June 2003. Excluding this bonus, and taking into account the capitalized payroll cost, total payroll costs increased by 4.5%, reflecting the collective bargaining agreement and seniority adjustments.
    - Fuel costs increased by 3.8% to Euro 352 million
    - Energy purchases costs decreased by 15.2% to Euro 64.7 million mainly due to the favourable movement of the Euro vs the US Dollar
    - Other operating expenses increased by 64.0% to Euro 349 million mainly reflecting additional fees of Euro 123 million payable for the use of the transmission grid

- EBITDA increased by 20% to Euro 588 million, driven by revenue growth and the relatively lower increase of operating expenses. EBITDA margin increased to 30.7% compared to 30.2% in 1H 2002. Excluding the bonus to employees, EBITDA margin would have increased to 32.2%.

- EBIT increased by 40.2% to Euro 323 million with an EBIT margin of 16.9%.

- Total financial costs were reduced to Euro 22 million, a 75.9% decrease compared to 1H2002, mainly as a result of:
    - Lower net financial expenses of Euro 71 million compared to Euro 112 million in 1H2002. This 36.9% decrease resulted mainly from lower borrowing levels and lower interest rates.
    - Foreign currency gains of Euro 40 million compared to gains of Euro 17 million in 1H2002, reflecting mainly gains from the devaluation of the Yen vs the Euro, as part of the company's debt is denominated in Yen.

- The share of loss in associated companies of Euro 18.7 million reflects the loss made in our telecommunications joint venture with Wind, Tellas, which has been in operation since February of this year.

- Pre-tax profits grew by 76.7% to Euro 283 million reflecting the strong EBITDA / EBIT increase and the reduction of total financial expenses.

- Net income amounted to Euro 176 million, with earnings per share of Euro 0.76.

- Net debt decreased to Euro 4,013 million (a reduction of Euro 181 million compared to FY2002 or a reduction of Euro 547.7 million compared to 1H 2002) mainly reflecting PPC's continuous efforts to reduce current debt levels.

- Capital expenditure for 1H2003 amounted to Euro 291 million. Main projects include the completion of the Florina lignite power generation plant, Crete power units, expansion of mines and of the transmission and distribution networks.

- The 1H2002 IFRS Financial Statements included in this press release as a comparison to H12003 IFRS Financial Statements are adjusted mainly for the extra depreciation resulting from the revaluation of PPC's fixed assets (Euro 123 mil).

- Current headcount decreased to 28,530 employees (compared to 29,218 employees at 30th June 2002) as a result of natural attrition and selective hiring policies.

Summary Financials (Unaudited IFRS, Euro million)

Summary Profit & Loss	1H2003	1H2002*	1H03 vs 1H02
Total Revenues	1,916.0	1,623.0	18.1%
Total Operating Expenses (excl. depreciation)	1,328.3	1,133.2	17.2%
- Total Payroll Costs	562.0	504.6	11.4%
- Total Fuel Costs	352.2	339.2	3.8%
- Energy Purchases	64.7	76.3	-15.2%
- Other Operating Costs	349.4	213.1	64.0%
EBITDA	587.7	489.8	20.0%
EBITDA margin (%)	30.7%	30.2%	1.6%
Depreciation & Amortisation	264.6	259.3	2.0%
Profit from Operations (EBIT)	323.1	230.5	40.2%
EBIT margin (%)	16.9%	14.2%	19.0%
Total Financial Costs	21.7	89.9	-75.9%
-Net Financial Expenses	70.5	111.8	-36.9%
-Foreign Currency Gains/(Losses)	40.4	17.0	137.6%
-Other Income	8.4	4.9	71.4%
Share of loss in associated companies	18.7	-	
Adjustment for extraordinary provisions (+)	-	19.4	
Pre-Tax Profits	282.7	160.0	76.7%
Net income	175.6	100.8	74.2%
EPS (in euro)	0.76	0.43	74.2%

Summary Balance Sheet & Capex	1H2003	1H2002	1H03 vs 1H02
Net Debt	4,013.0	4,560.7	-12.0%
Total Equity	3,568.5	395.1	N/M
Capital Expenditure	291.0	314.2	-7.4%

*** Adjusted for comparison and discussion purposes only**

Public Power Corporation's Chief Executive Officer, Stergios Nezis, said:
"I am pleased to announce that PPC continues its strong operating and financial performance, as evidenced by increased profitability and significant reduction in debt. This performance is an indication of our firm commitment to enhancing shareholder value by capitalising on market growth prospects and improving our operating performance."

For further information, please contact:
Gregoris Anastasiadis, Chief Financial Officer, Public Power Corporation, Tel.: +30 10 522 5346.

ATHENS, 28 August 2003

FROM THE PRESS OFFICE

This document is not an offer of securities for sale in the United States. The Securities have not been and are not being registered under the US Securities Act of 1933, as amended (the **Securities Act**) and may not be offered or sold in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration. The Company does not intend to register the Securities under the Securities Act. Any offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company or the selling shareholder and will contain detailed information about the Company and management, as well as financial statements.

Stabilisation/FSA.



Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 374/28.8.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our first half 2003 results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Press release – 1H 2003 results (IFRS)

Not for publication or distribution in the United States, Canada, Japan or Australia.

PRESS RELEASE

PPC continues its strong financial performance throughout 1H 2003:

- Revenues increased by 18.1% to Euro 1,916 million (10.7%, without Transmission Grid Revenues)
- Pre-tax Profits increased by 76.7% to Euro 283 million

Note: Based on Unaudited IFRS Financial Statements

1H2003 Highlights

- Total revenues increased by 18.1% to Euro 1,916 million, driven by an approximate 6.3% consumption growth, a 3.85% tariff increase effective as of July 2002 and 7.3% from Transmission Grid revenues (Euro 119 million). Revenues from the transmission grid are included for the first time in half year results.

- Total operating expenses (excluding depreciation) increased by 17.2% to Euro 1,328 million:
  - Total payroll costs increased by 11.4% to Euro 562 million. Payroll costs are inclusive of a Euro 28.5 million bonus to employees as approved by the AGM in June 2003. Excluding this bonus, and taking into account the capitalized payroll cost, total payroll costs increased by 4.5%, reflecting the collective bargaining agreement and seniority adjustments.
  - Fuel costs increased by 3.8% to Euro 352 million
  - Energy purchases costs decreased by 15.2% to Euro 64.7 million mainly due to the favourable movement of the Euro vs the US Dollar
  - Other operating expenses increased by 64.0% to Euro 349 million mainly reflecting additional fees of Euro 123 million payable for the use of the transmission grid

- EBITDA increased by 20% to Euro 588 million, driven by revenue growth and the relatively lower increase of operating expenses. EBITDA margin increased to 30.7% compared to 30.2% in 1H 2002. Excluding the bonus to employees, EBITDA margin would have increased to 32.2%.

- EBIT increased by 40.2% to Euro 323 million with an EBIT margin of 16.9%.

- Total financial costs were reduced to Euro 22 million, a 75.9% decrease compared to 1H2002, mainly as a result of:
  - Lower net financial expenses of Euro 71 million compared to Euro 112 million in 1H2002. This 36.9% decrease resulted mainly from lower borrowing levels and lower interest rates.
  - Foreign currency gains of Euro 40 million compared to gains of Euro 17 million in 1H2002, reflecting mainly gains from the devaluation of the Yen vs the Euro, as part of the company's debt is denominated in Yen.

- The share of loss in associated companies of Euro 18.7 million reflects the loss made in our telecommunications joint venture with Wind, Tellas, which has been in operation since February of this year.

- Pre-tax profits grew by 76.7% to Euro 283 million reflecting the strong EBITDA / EBIT increase and the reduction of total financial expenses.

- Net income amounted to Euro 176 million, with earnings per share of Euro 0.76.

- Net debt decreased to Euro 4,013 million (a reduction of Euro 181 million compared to FY2002 or a reduction of Euro 547.7 million compared to 1H 2002) mainly reflecting PPC's continuous efforts to reduce current debt levels.

- Capital expenditure for 1H2003 amounted to Euro 291 million. Main projects include the completion of the Florina lignite power generation plant, Crete power units, expansion of mines and of the transmission and distribution networks.

- The 1H2002 IFRS Financial Statements included in this press release as a comparison to H12003 IFRS Financial Statements are adjusted mainly for the extra depreciation resulting from the revaluation of PPC's fixed assets (Euro 123 mil).

- Current headcount decreased to 28,530 employees (compared to 29,218 employees at 30th June 2002) as a result of natural attrition and selective hiring policies.

Summary Financials (Unaudited IFRS, Euro million)

Summary Profit & Loss	1H2003	1H2002*	1H03 vs 1H02
Total Revenues	1,916.0	1,623.0	18.1%
Total Operating Expenses (excl. depreciation)	1,328.3	1,133.2	17.2%
- Total Payroll Costs	562.0	504.6	11.4%
- Total Fuel Costs	352.2	339.2	3.8%
- Energy Purchases	64.7	76.3	-15.2%
- Other Operating Costs	349.4	213.1	64.0%
EBITDA	587.7	489.8	20.0%
EBITDA margin (%)	30.7%	30.2%	1.6%
Depreciation & Amortisation	264.6	259.3	2.0%
Profit from Operations (EBIT)	323.1	230.5	40.2%
EBIT margin (%)	16.9%	14.2%	19.0%
Total Financial Costs	21.7	89.9	-75.9%
-Net Financial Expenses	70.5	111.8	-36.9%
-Foreign Currency Gains/(Losses)	40.4	17.0	137.6%
-Other Income	8.4	4.9	71.4%
Share of loss in associated companies	18.7	-	
Adjustment for extraordinary provisions (+)	-	19.4	
Pre-Tax Profits	282.7	160.0	76.7%
Net income	175.6	100.8	74.2%
EPS (in euro)	0.76	0.43	74.2%

Summary Balance Sheet & Capex	1H2003	1H2002	1H03 vs 1H02
Net Debt	4,013.0	4,560.7	-12.0%
Total Equity	3,568.5	395.1	N/M
Capital Expenditure	291.0	314.2	-7.4%

*** Adjusted for comparison and discussion purposes only**

Public Power Corporation's Chief Executive Officer, Stergios Nezis, said:
"I am pleased to announce that PPC continues its strong operating and financial performance, as evidenced by increased profitability and significant reduction in debt. This performance is an indication of our firm commitment to enhancing shareholder value by capitalising on market growth prospects and improving our operating performance."

For further information, please contact:
Gregoris Anastasiadis, Chief Financial Officer, Public Power Corporation, Tel.: +30 10 522 5346.

ATHENS, 28 August 2003

FROM THE PRESS OFFICE

This document is not an offer of securities for sale in the United States. The Securities have not been and are not being registered under the US Securities Act of 1933, as amended (the **Securities Act**) and may not be offered or sold in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration. The Company does not intend to register the Securities under the Securities Act. Any offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company or the selling shareholder and will contain detailed information about the Company and management, as well as financial statements.

Stabilisation/FSA.